Annual Information Form

For the Nine Month Period Ended

December 31, 2011

Dated April 26, 2012

FORWARD-LOOKING INFORMATION

This Annual Information Form (“AIF”) may contain statements of “forward-looking” information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  the Company’s ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  the Company’s expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

  risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of adequate infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to hedging arrangements or the lack thereof;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interest of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting;
  uncertainty relating to the timing and ability to consummate the Company’s pending acquisition of Bullion Monarch Mining, Inc.; and
  risks related to regulatory and legal compliance.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this AIF is as of December 31, 2011.

Currency and Exchange Rates

In this AIF, unless otherwise specified, all references to “dollars” and to “$” are to Canadian dollars, references to “U.S. dollars” and to “US$” are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

Nine Month Period Ended December 31
	2011	2010	2009
End of period	1.0290	0.9846	0.7935
High for the period	1.0778	1.2643	1.3000
Low for the period	0.9686	1.0113	0.9844
Average for the period	1.0163	1.0904	1.1264

The Bank of Canada noon buying rate on April 25, 2012 for the purchase of one United States dollar using Canadian dollars was Cdn$0.9848 (one Canadian dollar on that date equalled U.S.$ 1.0154) .

Cautionary Note to U.S. Investors

Information Concerning Preparation of Resource and Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 (“NI 43-101”) of the Canadian Securities Administrators and the CIM Definition Standards on Mineral Resources and Mineral Reserves of the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses mineral resource or reserve categories other than those prescribed by NI 43-101; (e) includes any more recent estimates or data available; (f) comments on what work needs to be done to upgrade or verify the historical estimate as mineral resources or reserves under NI 43-101; and (g) states with equal prominence that (i) a qualified person (as prescribed by NI 43-101) has not done sufficient work to classify the historical estimate as mineral resources or reserves under NI 43-101, and (ii) the issuer is not treating the historical estimate as mineral resources or reserves under NI 43-101.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource information contained in this AIF may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves.” Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.

Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

National Instrument 43-101

The technical information contained in this AIF has been verified, and the form of its disclosure approved, by the Company’s Manager of Technical Services, Michael P. Sheehan, CPG, a ‘qualified person’ for the purpose of NI 43-101.

EMX has implemented a QA/QC program to ensure that all exploration sampling and assay analysis is conducted in accordance with CIM Best Practice Guidelines, including the use of independent, certified analytic laboratories with an ISO 9001:2000 accreditation or higher. As standard procedure, the Company conducts routine QA/QC analysis on all assay and analytic results, including the systematic utilization of certified reference materials, blanks, and duplicate samples. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. Multi-element analyses are performed with either aqua regia or four-acid "near total" digestion followed by analysis with ICP/AES or MS/AES techniques.

Glossary of Geological, Mining and other Terms

Certain terms used in this AIF are defined as follows:

Amphibolite: metamorphic rock composed chiefly of amphibole with minor plagioclase and little quartz.

Andalusite: an aluminium-silicate metamorphic mineral found in high-temperature, low-pressure metamorphic terranes.

Aplite: an intrusive igneous rock in which quartz and feldspar are the dominant minerals.

Assay: the chemical analysis of an ore, mineral or concentrate to determine the amount of valuable species.

BLEG: bulk leaching extractable gold.

Breccia: rock consisting of more or less angular fragments in a matrix of finer-grained material.

Bronco Creek or BCE: Bronco Creek Exploration, Inc., an Arizona corporation and wholly-owned subsidiary of Eurasian.

CIM: Canadian Institute of Mining, Metallurgy and Petroleum.

Carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

Common Shares: common shares in the capital of Eurasian Minerals Inc.

Computershare: Computershare Investor Services Inc., the registrar and transfer agent for the Common Shares.

Dacite: an igneous, volcanic rock with high iron content.

Diabase: a fine-grained intrusive igneous rock.

Diorite: intermediate coarse grained igneous rock.

Dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock, generally vertical in nature.

EIA: environmental impact assessment.

Eurasian, EMX or the Company: Eurasian Minerals Inc., a British Columbia corporation.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Granitoid: pertaining to or composed of granite.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

IP: induced polarization.

IOCG: iron-oxide-copper-gold.

JV: joint venture.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Lamprophyre: a group of dark-coloured, porphyritic, medium grained igneous rocks usually occurring as dykes or small intrusions.

Leach: to dissolve minerals or metals out of ore with chemicals.

LSE: London Stock Exchange.

LSE: low sulfidation epithermal.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation and other non-minesite costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NI 52-110: National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

QA: quality assurance.

QC: quality control.

RC: reverse circulation.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g., “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailings: material rejected from a mill after the recoverable valuable minerals have been extracted.

TSX-V: TSX Venture Exchange.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

ZTEM: Z axis tipper electromagnetic system.

Linear Measurements
1 inch	=	2.54 centimetres
1 foot	=	0.3048 metre
1 yard	=	0.9144 metre
1 mile	=	1.609 kilometres

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometres

Units of Weight
1 short ton	=	2000 pounds or 0.9072 metric tonnes
1 long ton	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.10 short tons
1 pound (16 oz)	=	0.454 kilograms or 14.583 troy ounces
1 troy oz	=	31.1035 grams
1 troy oz per short ton	=	34.2857 grams per metric tonne

Analytical	percent metric tonne	grams per tonne	troy oz per short ton
1%	1%	10,000	291.67
1 gram/tonne	0.0001%	1	0.029167
1 troy oz/short ton	0.003429%	34.2857	1
100 ppm		100	2.9167

Temperature Conversion Formulas
Degrees Fahrenheit	=	(°C X 1.8) + 32
Degrees Celsius	=	(°F - 32) X 0.556

Frequently Used Abbreviations
AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimetre
C.P.G.	Certified Professional Geologist
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
kg	kilogram
km	kilometre
m	metre(s)
Ma	million years ago
Mn	manganese
n	number or count
NSR	net smelter return
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
Pb	lead
ppm	parts per million
sq	square
Sb	antimony
Tl	thallium
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

Eurasian was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a company incorporated in Alberta on August 12, 1996 and which changed its name on November 21, 2003 to Eurasian Minerals Inc. On September 24, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act (British Columbia).

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 950 – 650 West Georgia Street, Vancouver, British Columbia V6B 4N8, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta. The Common Shares are traded on the TSX-V (Tier 1) under the symbol EMX and on the NYSE Amex under the symbol EMXX.

Inter-corporate Relationships

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets, by value) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the following chart:

Eurasian Minerals Inc. (EMX)
(British Columbia)
100%
100%
100%
100%
EMX Australia PTY LTD
(Australia)
Eurasian Holdings (BVI) Inc
(British Virgin Islands)
EMX Haiti (BVI) Ltd
(British Virgin Islands)
Bronco Creek Exploration Inc (BCE)
(Arizona)
100%
100%
100%
EMX Exploration PTY LTD
(Australia)
AES (BVI) Ventures Ltd
(British Virgin Islands)
EBX (BVI) Ltd (British Virgin Islands)
50%
100%
AES Madencilik Ltd Sti
(Turkey)
EBX Madencilik Ltd A.S.
(Turkey)
100%
100%
100%
100%
100%
100%
Haiti Metals (BVI) Inc
(British Virgin Islands)
Haiti Gold (BVI) Inc
(British Virgin Islands)
Haiti Energy (BVI) Inc
(British Virgin Islands)
Caribbean Mining (BVI) Corp (British Virgin Islands)
Hispaniola Mining (BVI) Ltd (British Virgin Islands)
EMH (BVI) Inc (British Virgin Islands)
100%
100%
100%
100%
100%
100%
Ayiti Mineral Resources SA
(Haiti)
Ayiti Gold Company SA
(Haiti)
Maguana Resources SA
(Haiti)
Caribbean Mining SA
(Haiti)
Hispaniola Mining SA
(Haiti)
Marien Mining Company SA
(Haiti)
100%
100%
100%
Basin and Range Resources LLC (Arizona)
Basin and Range Energy LLC (Arizona)
FOBC LLC (Arizona)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, Kyrgyz Republic, Sweden, North America, Australia and the Asia-Pacific region. The Company’s royalty and merchant banking division, Eurasian Capital, is building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model.

Three Year History

In December 2011, Eurasian changed its financial year-end from March 31st to December 31st. Accordingly, the references to Fiscal 2010 and 2011 below are for the financial years ended March 31st.

Fiscal 2010

In October 2009, the Company agreed to acquire Bronco Creek for its portfolio of gold and copper properties in Nevada, Wyoming and Arizona. When the acquisition was completed on January 29, 2010, the Company issued 2,127,790 Common Shares and 1,063,895 non-transferable warrants for 100% of BCE’s outstanding shares. Each warrant entitled a former BCE shareholder to purchase one additional EMX share for $2.00 until January 29, 2012. See “Mineral Properties – North America”.

On March 12, 2010, International Finance Corporation (“IFC”), a corporation headquartered in Washington, D.C. and established by the member countries of the World Bank Group, invested US$5 million by the purchase of 2,559,510 Common Shares and 1,919,633 share purchase warrants. Each warrant entitles IFC to purchase a further Common Share for $2.88 until the earlier of (a) three years from the date on which the drilling commences on the Company’s Treuil-La Mine property in Haiti, or (b) February 19, 2015.

Fiscal 2011

The Company appointed Dr. M. Stephen Enders to the position of Executive Chairman on May 7, 2010.

On June 4, 2010, Eurasian completed the first tranche of a $5.28 million private placement financing by issuing 2 million Common Shares at $2.20 per share to Newmont Mining Corporation, a publicly traded (NYSE: NEM) mining company based in Denver, Colorado, for proceeds of $4.4 million. On June 9, 2010, the Company closed the second and final tranche of the financing by issuing 400,000 Common Shares at $2.20 per share to IFC for proceeds of $880,000.

On August 3, 2010, Dr. Eric Jensen was promoted from Chief Geologist to Global Generative Exploration Team Leader.

The Company entered into an option and joint venture agreement on July 13, 2010 with Rodinia Resources Pty. Ltd. (“Rodinia”), a private Australian company, to acquire the Koonenberry gold property in Australia, subject to a 2% NSR royalty in favour of Rodinia. Under the agreement, EMX made a cash payment of A$50,000 and an advance minimum royalty payment of A$70,000 which was satisfied by the issuance of 28,283 Common Shares. To exercise its option, the Company must, over a period of five years, make a series of additional advance minimum royalty payments totalling A$2,020,000 (half in cash and half in Common Shares), and incur exploration expenditures of A$5,500,000. If a bankable feasibility study on the property is issued, EMX may acquire 1.5% of the NSR royalty for A$8,000,000 less all advance minimum royalty payments previously paid. See “Mineral Properties – Australia and Asia Pacific”.

Eurasian announced on September 3, 2010 that it intended to pay discretionary bonuses through the issuance of 480,000 Common Shares in aggregate to two officers and a director of the Company over the next two years. The purpose of the bonuses was to reward these individuals for the Company’s successes to date and to provide them with a long-term incentive to remain with the Company. Following shareholder approval, the first tranche of Common Shares was issued on September 27, 2010.

On August 11, 2010, the Company purchased a Swedish subsidiary of Freeport-McMoRan Copper & Gold Inc., a publicly traded (NYSE: FCX) mining company based in Phoenix, Arizona, the main assets of which were 1% NSR royalties over two advanced copper projects (the Viscaria and Adak Projects) in northern Sweden, two exploration permits in Sweden and a comprehensive exploration database on Sweden. The purchase was completed on August 12, 2010. The purchase price was US$150,000 and 160,000 Common Shares. See “Mineral Properties – Sweden”.

In September 2010, the Company appointed Mr. Paul H. Zink as President of Eurasian Capital, the Company’s royalty and merchant banking division.

In November, 2010, Eurasian completed a private placement financing raising $17.5 million from the sale of 7 million units at $2.50 each. Newmont purchased 1 million units of this placement for $2.5 million and IFC purchased 800,000 units for $2 million. Each unit consisted of one Common Share and one transferable share purchase warrant. Each warrant is exercisable over a five-year period expiring in November 2015 to purchase one Common Share at a purchase price of $3.50 during the first year (expired), $4.00 during the second year, $4.50 during the third year, $5.00 during the fourth year and $5.50 during fifth year. If the volume weighted average price of the Common Shares on the TSX-V is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days, the Company may give notice that the warrants must be exercised within 15 trading days or they will be cancelled. In connection with some of the subscriptions, the Company paid finder’s fees in respect of subscriptions introduced by various finders of $1,321,747 (5%) and issued 255,900 units and 255,150 finder warrants (5%), with each finder warrant being exercisable until November 2012 to acquire one Common Share for $2.65.

In February 2011, Eurasian entered into a Strategic Alliance and Earn-in Agreement with Antofagasta Minerals S.A., a publicly traded (LSE: ANTO) copper mining company headquartered in Chile. This agreement focuses primarily on copper exploration in Sweden and includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions) an agreement to designate Eurasian’s Kiruna South copper property as a Designated Project and granting Antofagasta the right to earn up to a 70% interest therein and a $5,005,000 private placement in Eurasian. See “Mineral Properties – Sweden”. On March 1, 2011, Antofagasta purchased 1,540,000 units from the Company at a price of $3.25 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional Common Share for $4.00 until March 1, 2013.

In March 2011, Eurasian issued an additional 3.96 million units under the $3.25 unit private placement for gross proceeds of $12,870,000. In connection with some of the subscriptions, Eurasian paid finders’ fees of $464,978 (5%) and issued 286,140 finder warrants (5%), each finder warrant being exercisable to acquire one Common Share for $3.50 until March 2013.

On March 18, 2011, Mr. Brian K. Levet was appointed to the Board of Directors.

April 1 to December 31, 2011 Fiscal Period

On April 7, 2011, a Regional Acquisition Agreement between Bronco Creek and Vale S.A., a publicly traded (NYSE: VALE and São Paul, Hong Kong, Paris and Madrid stock exchanges) international mining company, which focuses on identifying and developing copper projects in the western United States, was reached. See “Mineral Properties – North America”.

In July 2011, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 300,000 Common Shares to five officers and one director under its Incentive Stock Grant Program approved by disinterested shareholders at the Company’s annual general meeting held on August 24, 2010. The Common Shares will be issued in three tranches over a two-year period. The Company also announced that it intends to issue an aggregate of 157,500 Common Shares as a bonus to 15 employees and consultants. The Common Shares will be issued in three tranches over a two-year period. The first tranche of Common Shares were issued on October 14, 2011.

Subsequent Events

On January 24, 2012, Eurasian filed with the SEC a registration statement on Form 40-F relating to its Common Shares, and, on January 30, 2012, the Common Shares were listed on the NYSE Amex.

On February 7, 2012, Eurasian and Bullion Monarch Mining, Inc. (“Bullion”) announced they had entered into a definitive agreement with respect to a proposed merger of Bullion into a wholly owned subsidiary of Eurasian. Under the agreement, Eurasian agreed to acquire all of the outstanding common shares of Bullion for which Bullion shareholders will receive 0.45 Common Shares and US$0.11 for each Bullion share held. Following the completion of the acquisition, it is expected that Bullion’s President, James A. Morris, will join EMX’s Board of Directors and Bullion’s Chairman and Chief Executive Officer, R. Don Morris, will be appointed to EMX’s Advisory Board.

Consummation of the proposed merger with Bullion is subject to, among other things, approval of the merger agreement by Bullion’s common shareholders, and receipt of all necessary regulatory and stock exchange approvals and other customary closing conditions. If a superior proposal is made for Bullion by a third party, EMX has the right to match such proposal, and if Bullion’s board of directors changes its recommendation or terminates the merger agreement under certain circumstances, Bullion has agreed to pay EMX a termination fee of US$4 million. In other circumstances where the transaction is not completed, Eurasian could be obligated to pay Bullion a reverse termination fee of US$1 million or reimburse Bullion’s expenses up to US$500,000. A copy of the merger agreement may be found in Eurasian’s filings at www.sedar.com or in Eurasian’s filings with the SEC.

On February 9, 2012, Eurasian announced it had extended the expiration date from January 9, 2012 to February 22, 2012 of 678,611 warrants held by employees or insiders of, or consultants to, BCE or Eurasian. These warrants were issued on January 29, 2010 as part of the consideration paid by Eurasian in connection with the acquisition of BCE. Due to a trading blackout imposed by Eurasian relating to the proposed acquisition of Bullion, the warrant holders were unable to exercise the warrants until the blackout was lifted subsequent to the public announcement of the Bullion acquisition on February 7, 2012. Each warrant entitled the holder to purchase one Common Share at a price of $2.00. All of the 678,611 warrants were subsequently exercised, for gross proceeds to Eurasian of $1,357,222.

On April 2, 2012, Eurasian signed an Option Agreement with Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, granting Çolakoglu the right to acquire EMX’s Sisorta gold property in north-central Turkey. The Sisorta property is held by EBX Madençilik A.S. (“EBX”), a Turkish corporation formed pursuant to a joint venture between ASX listed Chesser Resources Limited (51%) and EMX (49%). The Agreement requires Çolakoglu to make an up-front payment of 100 troy ounces of gold bullion, or its cash equivalent, and to undertake a US$500,000 work commitment over the first year. After completing those obligations, Çolakoglu can exercise an option to purchase EBX for an additional 7,900 troy ounces of gold, or its cash equivalent, which payments are binding on exercise of the option, but paid over a period of four years. In addition to the gold payments totalling 8,000 troy ounces, EMX and Chesser will also retain a 2.5% Net Smelter Return royalty on any production from the property. EMX’s share of the total consideration will comprise 3,920 troy ounces of gold bullion (or cash equivalent) and a 1.225% NSR Royalty.

On April 23, 2012, the Company announced that under the terms of a Memorandum of Understanding (“MOU”) the government of Haiti and the joint venture agreed to certain protocols to continue discussions around the pending Mining Convention. Furthermore the joint venture is allowed to drill on certain selected projects under the MOU, and drilling commenced at the La Miel Designated Project. In addition, Newmont relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX regained 100% control of the Grand Bois project.

Significant Acquisitions

The Company did not complete any significant acquisitions in the past financial year for which it was required to file a Business Acquisition Report.

DESCRIPTION OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. All of its properties are in the exploration stage and it does not have any properties on which mining or preparation for mining is carried out.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power –which are generally available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, intellectual property licenses (other than commercially available) , software (other than commercially available software), subscription lists or other intellectual property in its business. The Company maintains certain geological databases and other proprietary data, and information derivative therefrom, in connection with its exploration properties.

Business Cycle & Seasonality

Eurasian’s business is not cyclical or seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be materially affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Human Resources

At December 31, 2011, Eurasian had 86 employees and consultants working at various locations throughout the world. As at the date of this AIF, Eurasian had 88 employees and consultants.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective including the Company’s projects in Haiti and the Kyrgyz Republic.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

There has not been any material reorganization of Eurasian within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

The Company believes that good management at every project it manages requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitute the foundation for successful exploration and subsequent development if the results warrant it. Accordingly, Eurasian has implemented various social and other policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of comprehensive Environmental, Community Relations, Communication, Labor, Health, and Safety Policies and a proactive Stakeholder Engagement Strategy (the “Policies”). These Policies are reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and partners, and that the requirements contained therein are adequately planned, resourced, implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its joint venture partners to adopt the same Policies. The Policies are described below.

1.    Environmental Policy

Eurasian develops and implements appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.    Community Relations, Communication and Notification Policy; Stakeholder Engagement

Proactive interaction with the stakeholders affected by the Company’s exploration and development programs is considered an important part of the long-term investment that the Company is planning in worldwide exploration programs, particularly in Haiti and Turkey.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;

  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian works actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves, to ensure that they are aware of the activities of the Company, and that such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company endeavours to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This is undertaken in consultation with the affected communities.

3.    Labor, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other stakeholders that may participate and be affected by the activities of EMX are crucial to the long-term success of the Company.

The Company strives to establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with IFC’s Performance Standards 2, Labor and Working Conditions.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labor, health and safety and good international industry practices are implemented and maintained by Eurasian including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company takes measures to prevent any child labor or forced labor.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.    Development Stage Environmental and Social Management Policy

Eurasian communicates and consults with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

Mineral exploration involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing, retaining competent personnel to plan and carry out exploration and analyze the results from that exploration, and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the timeframe laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Foreign Country and Political Risks

The Company operates in countries with varied political and economic environments including countries such as Haiti and the Kyrgyz Republic that are traditionally considered to present higher levels of risk. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administrations, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, no source of operating cash flow (other than interest on its cash deposits) and no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, of how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely that investors will not receive any return on their investment in Eurasian’s securities other than possible capital gains.

Pending Acquisition of Bullion Monarch Mining, Inc.

The proposed acquisition of Bullion, whether or not consummated, may result in a diversion of management’s attention from day-to-day operations, a loss of key personnel and a disruption of EMX’s operations. The proposed transaction may also affect EMX’s relationships with third parties including its JV partners. The merger agreement imposes certain restrictions on the conduct of EMX’s business outside of the ordinary course prior to the closing of the transaction or the termination of the merger agreement, which may also adversely affect the Company’s ability to manage its operations effectively in light of changes in economic or market conditions or to execute its business strategy and meet its financial goals. Any delay in the consummation of the proposed transaction could exacerbate the impact of the risks associated with the proposed transaction, if they were to occur.

The proposed transaction is subject to customary closing conditions, including, among others, adoption of the merger agreement by the Bullion shareholders, regulatory and stock exchange approvals, absence of any law or order prohibiting the transaction, effectiveness of the registration statement for the EMX Common Shares to be issued in the merger and the listing of such shares on the TSX-V and NYSE Amex, accuracy of certain representations and warranties and material compliance with covenants, and absence of any material adverse change with respect to the business and affairs of EMX or Bullion. The merger agreement contains certain termination rights for both the Company and Bullion and provides that, upon termination of the merger agreement under specified circumstances, either the Company or Bullion may be required to pay the other party a termination fee of US$1 million or US$4 million, respectively, or pay certain of the other party’s transaction expenses.

EMX cannot predict whether or when the closing conditions for the proposed transaction set forth in the merger agreement will be satisfied or whether the proposed transaction will be completed. If the closing conditions are not satisfied or waived pursuant to the merger agreement or the contemplated schedule, or if consummation of the transaction is delayed, enjoined or not completed for any other reason, the market price of the Common Shares may decline. In addition, if the proposed transaction does not occur, EMX may nonetheless remain liable for significant transaction expenses.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but many of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place, therefore, a weakening of the Canadian dollar against the United States dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones could have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which EMX may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

MINERAL PROPERTIES

Turkey

Eurasian’s property and royalty portfolio in Turkey is comprised of five exploration and five exploitation licenses that cover over 20,000 hectares in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, bedded copper-silver, and porphyry copper targets. Eurasian has two joint ventures in Turkey, including the Akarca property joint venture with Centerra Gold Inc. of Toronto, Ontario, and the Sisorta joint venture with Chesser Resources Limited of Norwood, Australia. Eurasian also holds royalty interests in the Balya lead-zinc-silver property. Significant drill programs were conducted in 2011 at the Akarca joint venture project and the Balya royalty property. Meanwhile, Eurasian continued to evaluate other projects in its property portfolio, including the Golcuk volcanic-hosted, stratabound copper-silver prospect, and assessed new exploration opportunities. There are no known reserves on any of Eurasian’s properties in Turkey, and all of the proposed programs on Eurasian’s properties in Turkey are exploratory in nature.

Akarca Property

Unless otherwise indicated, the information in this AIF regarding the Akarca property is based on information provided by the technical report dated November 1, 2011 entitled “Akarca Gold-Silver Project Technical Report” (the “Akarca Report”) prepared by John E. Dreier (Ph.D., AIPG CPG, of Exploration, Development, and Mining Inc.) and Mesut Soylu (Ph.D., AIPG CPG, the Country Manager, Turkey, of Eurasian). The Akarca Report may be found in Eurasian’s filings on SEDAR at www.sedar.com, or as Exhibit 99.109 to Eurasian’s registration statement on Form 40-F filed with the SEC on January 24, 2012.

The Akarca property is located in the Anatolia region, Bursa province, western Turkey. The property is approximately 450 kilometers west of Ankara, the capital of Turkey, 70 kilometers southwest of the city of Bursa, a major industrial center, and 200 kilometers northeast of Izmir, the largest city in western Turkey.

Access to the Akarca property from the town of Bursa is southwest on 80 kilometers of paved road, and then south 15 kilometers from the town of Mustafakemalpasa on well-maintained dirt roads. Access from Ankara to Bursa via route E90 is 385 kilometers with a driving time of about five hours. Road conditions on the property are generally good throughout the year, and access is available under all climatic conditions from Bursa and Mustafakemalpasa.

Gold-silver mineralization on the Akarca property was discovered by Eurasian in 2006, and exploration licenses were granted on open ground that had undergone very limited, pre-modern, mining-related activity. The Akarca property is covered by one exploitation license and a second license that is currently in the process of being converted from exploration to exploitation status (Note: the second exploitation license was granted in March, 2012). These two licenses cover a combined area of 3901.31 hectares.

Since December 23, 2008, the Akarca property has been under option to a wholly owned subsidiary of Centerra. The licenses are held in AES Madencilik Ltd. Sti., a company incorporated under the laws of Turkey for the purposes of the option and subsequent joint venture and which is jointly owned by Centerra and Eurasian. Centerra has exclusive rights to maintain a 50% shareholding interest in AES and the Akarca property, by funding US$5 million in Phase One exploration expenditures by December 31, 2012, and paying Eurasian US$1 million within 30 days of earning its initial 50% shareholding interest in AES. Centerra can increase its interest to 70% by funding a further US$5 million of exploration within the next two years. Phase One exploration expenditures total approximately US$4.4 million. Eurasian is currently the manager of all exploration carried out on the Akarca property, but Centerra may assume these management duties on 60 days notice to Eurasian.

There have been no previous licenses granted on the Akarca property, and there are no other agreements, back-in rights or other encumbrances to which the property is subject. Initially Eurasian and, since 2008, AES have kept the Akarca licenses in good standing according to the requirements of Turkish mining law. Access, infrastructure and available workforce are adequate to support any development of a mineral deposit at the Akarca property.

The Akarca property occurs in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism occurred from the Cretaceous to the Neogene. Late Miocene extension created numerous fault-bounded basins, including the sedimentary basin that hosts the Akarca deposit. The geology at Akarca is dominated by Neogene-aged basin-fill sedimentary units, with local intercalations of tuffaceous rocks, that unconformably overlie Paleozoic schists and re-crystallized limestones. These rock sequences are cut by multiple zones of structurally controlled, LSE veining, silicification, and associated gold-silver mineralization.

The Akarca property covers six primary mineralized zones within a district-scale area of 6 by 1.5 kilometers. Eurasian and AES have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the target areas with: a) 2,293 soil samples, b) 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), c) four IP surveys, d) 61 core holes totaling over 7,600 meters, and e) 11 RC holes totaling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization and buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have delineated the LSE vein systems and structurally controlled corridors of silicification along strike and down dip.

The known mineralized zones are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basins hosting the mineralization. The vein systems range from approximately 100 to over 400 meters in length on the surface. The vein widths typically vary from 0.5 to 15 meters, and locally are in excess of 75 meters as constituted by brecciated and silicified zones in addition to the quartz veins. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher-grade mineralization, while the silicified halos in the wall-rocks host lower-grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 ppm Au and geochemically anomalous Ag to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au and/or greater than 100 ppm Ag. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. The mineralized zones are to a large extent oxidized to a relatively consistent 80 to 100 meters below the surface. A summary of exploration results for the six principal target areas is given below:

  The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. There are multiple high-grade surface samples greater than 10.0 ppm gold (n=34), and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including an intercept of 63.7 meters (51-54m true width) averaging 1.54 ppm gold and 14.53 ppm silver.

  The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold-in-soil anomaly (i.e., > 0.1 ppm Au) with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80-100 meters.

  The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining, wall-rock silicification, and IP-resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with high-grade maximums of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 meters of the zone's strike length, including an intercept of 15.4 meters (10m true width) averaging 1.96 ppm gold and 15.95 ppm silver.

  Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest trending topographic high. Three core holes delineated approximately 200 meters of strike length, and include a near surface intercept of 14.2 meters averaging 4.61 ppm gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 ppm gold and 16.08 ppm silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher-grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver. Note that true widths are interpreted to be approximately 70-90% of the reported interval length.

  Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width. The Arap Tepe vein zones host higher- grade surface samples, including Zone A with rock chip sample results of 19.55 ppm gold, and Zone B with channel sample results including 54.8 ppm gold and 24.7 ppm silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP- resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters (36.0- 47.1m true width) averaging 3.10 ppm gold from Zone A, which has 250 meters of drilled strike length.

  The Percem Tepe prospect, located north of Arap Tepe, is an 800-meter long northwest trend of oxide gold- silver mineralization, silicification and quartz veining, as well as concealed targets identified by IP- resistivity anomalies. Drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66–86 meters true width) averaging 0.57 ppm gold and 5.50 ppm silver.

Eurasian and the AES JV have adhered to Best Practice guidelines of the CIM for the surface exploration and drilling programs. The surface and drill samples taken are representative of the altered and gold-silver mineralized material. Data verification by the independent author of the Akarca Report included sampling during the Akarca core review, field checks of drill collars, field checks of geologic mapping, and drill database assay verification in the office. Review of Eurasian’s assay QA for drill and surface samples confirmed that all QC tests were passed for standard, blank, and duplicate samples. The independent data verification work confirmed that the Eurasian and AES exploration results are representative and reproducible.

Exploration results from the Eurasian and AES programs have established Akarca as a property of merit, with zones of higher grade vein and lower grade bulk tonnage gold-silver mineralization that have district-scale exploration potential. Overall, Akarca has only been tested to relatively shallow depths, especially when considering the evidence for a shallow depth of erosion, and the vertical ranges typical for the low sulfidation styles of vein mineralization. Basement-hosted structures present excellent exploration targets at depth for follow-up. All of the vein zones drill-tested to date remain open down-dip as well as along strike. There are also a significant number of untested IP-resistivity targets that provide further upside exploration potential on the property.

The Akarca Report recommended a 12-month exploration program that totals approximately US $4.5 million, and includes a) 10,000 meters of core drilling, b) trenching and channel sampling programs to extend the gold-silver zones along strike and identify parallel zones at surface, c) extension and in-fill of the soil grids, d) additional geologic mapping to complete a 1:10,000 scale compilation for the entire property, e) additional IP surveys and a gravity survey, f) early-stage metallurgical testing, and g) initiation of an EIA study. The surface sampling, geologic mapping, and geophysical surveys will further define the mineralized zones at surface, and may result in the identification and discovery of new target zones. The recommended drilling will support a) definition of the mineralized zones along strike and down-dip, b) exploration for basement-hosted gold-silver mineralization, and c) testing concealed targets identified by IP-resistivity. As exploration of the Akarca property advances, it is important to establish the metallurgical properties of the mineralized material with a modest program that includes bottle roll and other tests. Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study.

Subsequent to the Akarca Report, the second exploitation license was granted, and additional surface sampling and mapping was conducted by the joint venture. Eurasian and Centerra have reviewed the recommended work program from the Akarca Report, and are finalizing the 2012 exploration program.

Sisorta Project

Unless otherwise indicated, the information in this AIF regarding the Sisorta project is based on information provided by the technical report dated July 31, 2009 entitled “Technical Report on the Exploration Results and Resources Estimates for the Sisorta Property Sivas Province, Turkey” (the “Sisorta Report”) prepared by Andrew Vigar (BAppSc, FAusIMM, MSEG, of Mining Associates Pty. Ltd.), Simon Meldrum (B.Sc., MSEG, a Consulting Exploration Geologist), Gary Giroux (M. A.Sc., P.Eng., Mem APEG, of Giroux Consultants Ltd.), and Mesut Soylu (Ph.D., AIPG CPG, the Country Manager, Turkey, of Eurasian). The entire Sisorta Report may be found in Eurasian’s filings on SEDAR at www.sedar.com.

The Sisorta property is located in the Black Sea region of Sivas Province, north-eastern Turkey, on the southern flank of the east-west aligned Pontides mountain range. Sivas Province has a population of approximately 630,000, and a well-developed industrial and rural-based infrastructure. The Sisorta project is 60 kilometers south of the Black Sea coastal town of Ordu and 120 kilometers northeast of the provincial capital of Sivas.

The transportation network in the area surrounding the Sisorta property is well developed, with maintained roads allowing two wheel drive vehicles to access the project area from May until November. Access is limited at the higher elevations during the winter months due to snow cover. Locally, the property is 45 kilometers from the town of Koyulhisar (population 5,500). From Koyulhisar, access is on two-lane, all-weather paved highway D100 for 18 kilometers to the turnoff for the Sisorta village road, and then east 27 kilometers on paved road to Ortakent village. From Ortakent to the nearby Guzelyurt village (population 293), access is on a well-maintained dirt road for 18 kilometers, and from Guzelyurt to the property is another three kilometers along maintained forest and drill roads.

The Sisorta property consists of one Mineral Exploration License over 2 separate areas, covering a combined 2,669.04 hectares. The license is held by EBX Madencilik Ltd. Sti., a Turkish corporation owned by Eurasian (49%) and Chesser (51%). Chesser acquired its 51% interest in EBX pursuant to a farm-in agreement that it entered into with Eurasian in October 2007. Chesser is currently the manager of all exploration carried out on the property.

The Eastern Pontides mineral belt in which the Sisorta property is located is a region with a long and productive mining history. The base metal vein deposits near Sisorta were discovered prior to modern records being kept, but the bulk of the small scale private mining that has taken place there dates back to the beginning of the twentieth century. Exact production figures are unknown, but the region is actively being explored and mined today at several locations.

Security, access, infrastructure and available workforce are all favorable for any development of a mineral resource at Sisorta due to previous activity by both the mining and logging industries.

A geologic research organization of the Turkish government initially discovered copper anomalies near Sisorta while conducting regional stream sediment sampling in the 1970s and 1980s. This organization claimed the area for mineral exploration and drilled 10 core holes between 1995 and 1998. Eurasian’s Turkish subsidiary, under the direction of a co-author of the Sisorta Report, obtained the Sisorta property from the Mining Bureau’s auction in 2004, and began an exploration effort from 2004 to 2006 that included a broad range of exploration techniques including soil and rock sampling and 12 drill holes. Eurasian follow-up field work continued in 2007 including the drilling of an additional 6 holes, after which time Chesser initiated its farm-in requirements. The 2008-2009 work funded by Chesser included the 2008 drilling (40 exploration core holes and 3 metallurgical holes) and the 2009 resource estimation programs.

The geology of the area is dominated by Cretaceous age basalt flows and pyroclastics overlain by porphyritic andesite to dacite tuffs and flows. This volcanic package is intruded by stocks of granodiorite composition. The regional scale structural trend in the Eastern Pontides is dominated by east-west oriented faults with locally complex folding. Locally, two sets of faults are prominent near Sisorta, and appear to be some of the main controls to mineralization there, one oriented northwest and the other northeast. Both structure sets are steeply dipping.

The Sisorta deposit as defined to date is localized within the environs of Evliya Tepe (Evliya Hill). The Sisorta gold deposit is an example of the high sulfidation epithermal (“HSE”) class of deposits, and exhibits typical features such as a vuggy silica lithocap underlain by advanced argillic style alteration. The lithocap represents the largely oxidized, gold enriched top to the system, and is underlain by less oxidized mineralization that is copper anomalous at depth. The deposit appears to be controlled primarily by intersecting northwest and northeast structures and Late Cretaceous andesite host rocks. Mineralization is coeval with the host and genetically related to caldera-associated hydrothermal activity.

Sample protocols, including sample methods, preparation, analysis and data verification have been conducted in accordance with current best exploration practices, with appropriate quality assurance/quality control procedures in place since the inception of Eurasian’s work in 2004.

Information regarding the Sisorta Report covers exploration work consisting of the 2004-2008 mapping, sampling, geophysical surveying, and drilling programs and associated work. The outcome of the field work has resulted in a resource estimate on the Sisorta deposit completed by G. H. Giroux, P.Eng., of Giroux Consultants Ltd in June 2009.

The resource database consisted of 72 diamond drill holes with a combined length of 10,039 meters and a combined 7,772 assays for gold, silver, arsenic, copper, molybdenum, lead and zinc.

A geologic three-dimensional solid model was developed to constrain the resource estimate. A total of five domains were modeled: North Zone, Deep Zone, East Zone, West Zone and South Zone.

Within each domain, uniform down-hole composites were produced that honored the domain boundaries. Composites 5 meters in length were calculated with short intervals at the domain boundaries combined with adjoining samples if less than 2.5 meters. As a result, the composites formed a uniform support of 5 +/- 2.5 meters.

Within the East and West domains pair-wise, relative semi-variograms were produced in the directions along strike, down dip and across dip. Nested spherical models were fit to each direction with a geometric anisotropy demonstrated. Within the waste between the modeled solids isotropic nested spherical models were fit to the data. For the remaining domains there was insufficient data to develop semi-variograms so the overall orientation of the envelope was used.

A total of 1,618 specific gravity determinations from core samples resulted in bulk density measurements for the oxide, transition and sulphide zones, averaging 2.38, 2.55 and 2.71 tonnes per cubic meter, respectively.

A block model with blocks 10 x 10 x 10 meters in dimension was used over the domain solids. The proportion of each solid and the percentage below surface topography was recorded for each block. The geologic continuity has been established through surface mapping and core logging and led to the creation of the mineral domains estimated.

For the Sisorta deposit, the drill density was too sparse as of the date of the Sisorta Report to consider any of the resource measured. For the better-drilled areas within the West and East zones, all blocks estimated in Pass 1 or 2 using up to half the semi-variogram range were classified as Indicated. The remaining blocks within the West and East zones and all resources within the sparsely drilled North, South and Deep zones were classified as Inferred.

The results are tabulated as a series of grade-tonnage tables showing all resources combined and then broken down into each domain. As of the date of the Sisorta Report, no economic analysis had been completed and as a result, the economic cut-off had yet to be established. A value of 0.40 g/t Au (grams/tonne gold) has been selected as a possible open pit cut-off for this deposit. The following table lists the resource estimate by class and metallurgy from the July, 2009 Sisorta Report.

Sisorta Resource Sorted by Class and Metallurgy.
Class	Metallurgy	Cut-off Gold g/t	Tonnes	Gold g/t	Silver g/t	Gold ounces	Silver ounces
Indicated	Oxide	0.4	2,280,000	0.94	3.5	69,000	254,000
Indicated	Mixed/Sulphide	0.4	890,000	0.76	4.2	22,000	120,000

Indicated	Total	0.4	3,170,000	0.89	3.7	91,000	374,000
Inferred	Oxide	0.4	7,750,000	0.62	1.2	154,000	289,000
Inferred	Mixed/Sulphide	0.4	3,630,000	0.49	2.6	58,000	300,000
Inferred	Total	0.4	11,380,000	0.58	1.6	212,000	589,000

See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates” under “Preliminary Notes”.

Cyanide leach tests (bottle rolls) have indicated recovery rates between 92% for oxide material and 14% to 46% for sulphide material suggesting the oxide portion of the deposit will be amenable to heap leach treatment.

The Sisorta gold deposit is considered to be an excellent exploration target with much of the structurally and lithologically favorable ground yet to be tested. Overall, the drilling as of the date of the Sisorta Report has intersected gold mineralization over minable thicknesses in a majority of holes drilled. The gold mineralized material is predominantly oxidized and recovers well. The resources currently outlined are favorably situated on top of Evliya Tepe with minimal overburden, and would be amenable to open pitting with a low strip ratio. The Sisorta Report recommends an expanded drilling program to extend beyond the existing mineralized zones, and to follow up new targets outside the immediate resource area in order to determine the true extent of the property’s mineralization.

An independent author of the Sisorta Report investigated the interpretation and estimation techniques of the resource estimate. Globally, the independent author concluded that the resource estimates are reasonable for this broad level of study, accepting that the mineralization model (HSE) is suited to bulk low-grade mining. The independent author believes that surface mining in the area may be viable. Further drilling will be required in order to upgrade the current resource classifications prior to conversion to reserves. The independent author also believes that, as of the date of the Sisorta Report, recent and historical exploration has demonstrated that the mineralized systems within the tenement are prospective for the discovery of additional gold mineralization of a similar nature to that at the current Sisorta deposit.

The following recommendations were made by the authors of the Sisorta Report after their review of the technical data for the Sisorta Project:

  the collection and insertion of field duplicates should be conducted at the time of logging;
  drill hole locations and surveys should be validated in the field;
  the block modeling and estimation methods should be reviewed prior to more detailed studies being undertaken;
  the quick logs for all of the holes should be completed with a careful interpretation of the data section by section; and
  additional drilling should be targeted beyond the limits of the current drill pattern to have a significant impact (increase) on resource tonnage.

Subsequent to the Sisorta Report, the joint venture’s exploration work consisted of six core holes totaling approximately 950 meters, spectrographic alteration mapping, geologic mapping, and maintenance of the permits and licenses to keep the property in good standing. In April, 2012 Eurasian and Chesser granted an option to Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, to purchase EBX Madencilik A.S., which holds the Sisorta Property, in exchange for staged payments of 8,000 troy ounces of gold bullion and a 2.5% NSR royalty. EMX’s share of the sale consideration will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of north-eastern Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in Eocene volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks with bornite, chalcopyrite and chalcocite.

Previous exploration and drilling conducted in the 1970s by Etibank (a Turkish State mining company), and subsequently by RTZ Corporation, focused on a 250 by 200 meter central mineralized zone characterized by historic Roman-era pits and slag piles, and copper oxide stained outcrops. Eurasian acquired Golcuk from a private Turkish company in 2003, and subsequently leased the property to Turmenka Madencilik Sanayi ve Ticaret A.S. in 2007. Turmenka conducted a 13-hole, 1,863 meter core program to follow-up on the Etibank results. Eight of the holes drilled by Turmenka intersected mineralization greater than 1% copper and 11 g/t silver, including an intercept in hole TGSJ-18 of 13.5 meters (11.7m true width) averaging 2.57% copper and 41.9 g/t silver. Turmenka terminated the Golcuk lease in 2008.

Eurasian’s review of the Turmenka core in 2010 identified previously unrecognized and un-assayed mineralized intervals that either delineated new copper-silver horizons, or expanded zones already known. Eurasian submitted these new intervals for assay analysis, with updated results that include 31.5 meters (30.5m true width) of 1.22% copper and 15.1 g/t silver in hole TGSJ-8.

As a broader component of the re-assessment of Golcuk’s exploration potential, Eurasian completed a soil sampling survey covering an area of approximately nine square kilometers. A total of 2,856 samples were analyzed for copper with a handheld X-ray fluorescence device. This rapid field-based assessment extended the size of the central target area a further 300 meters up-slope, and also identified three additional target areas of anomalous copper geochemistry (i.e., greater than 100 ppm Cu) for follow-up. In addition to the basalt-andesite hosted targets outlined above, there is a 1,900 by 650 meter open-ended copper anomaly to the southeast hosted by agglomerates and sedimentary units.

Eurasian is in discussions with several parties interested in Golcuk as a joint venture or acquisition opportunity.

Balya Royalty

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. Eurasian holds a 4% net smelter returns royalty on the property, which the Company retained when it sold the property to Dedeman Madencilik San ve Tic. A.S. in 2006.

Eurasian has been advised by Dedeman that, since acquiring the property, Dedeman has drilled over 140 core holes totaling more than 27,400 meters. The 2011 drill program focused on further extending and infilling the Hastanetepe zone, which is a shallowly dipping, 450 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Recent results include an intercept of 14.3 meters (10-12.9m true width) averaging 18.15% lead, 9.14% zinc, and 242.4 g/t silver from hole DB-61A. The Hastanetepe zone remains open for extension along strike, down dip and to depth.

Eurasian understands that Dedeman is internally reviewing the Balya property’s potential as a small-scale underground mining operation. As a key step in advancing the project from exploration to production status, Dedeman converted the Balya exploration license to an exploitation license in February, 2012.

Haiti

Eurasian and its joint venture partner, Newmont Ventures Limited, a subsidiary of Newmont Mining Corporation, are exploring a land position in Haiti along 130 kilometers of strike length covering much of Haiti’s Massif du Nord mineral belt. A major Eurasian goal was achieved when Newmont elected the remaining exploration properties governed by the Strategic Venture Agreement as Designated Projects in January, 2011. The Strategic Venture Agreement, which is now terminated, was a regional exploration agreement, managed by Eurasian, to identify lands and geological targets throughout northern Haiti that could become Designated Projects (“DP”). A Designated Project is an area of land that may have one or more geological targets to be tested for development potential under this agreement. Each Designated Project is subject to certain earn-in requirements that vary from project to project based on expenditure commitments.

Eurasian’s exploration properties in Haiti are covered as six Designated Projects. These Designated Projects contain multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is funded and managed by Newmont as a condition of their Designated Project earn-in requirements. In a recent development, Newmont relinquished its rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX has regained 100% control of the Grand Bois project.

An over-arching focus of the exploration programs has been an intense and systematic evaluation of the joint venture’s extensive property portfolio across northern Haiti. The joint venture’s work included a range of activities from basic reconnaissance to prospect scale geological mapping, geochemical sampling, and geophysical survey programs. These integrated work programs identified several new prospects, many with district-scale exploration potential, that include porphyry copper-gold, copper-gold skarn, shear zone hosted gold, intrusion related gold-silver, and base metal vein systems. The comprehensive nature of the work completed in 2011 resulted in the consolidation of the JV’s land position in Haiti through the acquisition of 19 new permits in prospective areas, as well as by relinquishment of ground with low exploration potential.

A Memorandum of Understanding (“MOU”) was recently signed by the joint venture and the government of Haiti that establishes protocols to continue discussions regarding the pending Mining Convention, and allows drilling on selected projects.

There are no known reserves on any of Eurasian’s properties in Haiti, and all of the proposed programs on Eurasian’s properties in Haiti are exploratory in nature.

Northwest Haiti Designated Project (including the Vert de Gris prospect)

The Northwest Haiti Designated Project’s Vert de Gris prospect is a porphyry copper-gold-molybdenum deposit defined within a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. Mapped geology and alteration show clear evidence of a laterally extensive porphyry copper-type system. The joint venture has conducted a systematic evaluation of the project, including detailed geologic and alteration mapping, airborne and ground geophysical surveys, and geochemical sampling programs that have outlined targets ready for drill evaluation.

Exploration work approximately 45 kilometers southeast of Vert de Gris identified multiple copper-gold prospects within a 14-kilometer long, northwest trending corridor of skarn-related alteration and mineralization. Elsewhere within the Northwest Haiti DP, regional BLEG and stream sediment geochemical sampling has yielded multiple gold, copper, and molybdenum anomalies for follow-up work.

Grand Bois Research Permit and Surrounding Properties Designated Project

Newmont recently relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area. However, Newmont did elect to retain its exploration interest in the Designated Project’s permits that surround the Research Permit. Newmont will continue to fund and manage the exploration work on these surrounding properties as a Designated Project.

The joint venture’s drilling on the Grand Bois Research Permit tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential at depth. Recent work at Grand Bois suggests that the gold mineralization may be spatially related to a porphyry copper-gold system. Eurasian is reviewing its options for the Grand Bois project as a 100% EMX asset.

La Mine Designated Project

The EMX-Newmont joint venture identified several drill targets within La Mine Designated Project from earlier work. The targets include three copper-silver-gold prospects named Champagne, Chardonnay, and Bordeaux that occur within an 18 square kilometer area. These prospects are situated in a north-northwest trending structural corridor with district-scale exploration potential.

La Miel Designated Project

The joint venture previously outlined targets for drill evaluation at the La Miel DP's Savane La Place prospect that occur within an area of strong epithermal alteration and anomalous gold mineralization. EMX trench sampling results include 243 meters (interpreted true width) averaging 1.71 g/t gold. The Savane La Place gold prospect was the first project selected for drilling under the new MOU, and a diamond drilling program commenced April 12th.

At La Miel’s Grande Savane prospect, an alteration zone of 2000 by 700 meters, including a smaller 400 by 500 meter area of silica-clay alteration with barite and iron oxides that correlates with gold mineralization, has been defined by over 950 meters of trenching and mapping.

North Central Haiti Designated Project

The JV indentified two gold mineralized areas in the North Central Haiti DP based on reconnaissance BLEG sampling. One of the BLEG gold anomalies consists of contiguous stream drainages covering more than 20 square kilometers. The second BLEG anomaly covers a two kilometer long, northwest trending regional shear zone.

Northeast Haiti Designated Project

The joint venture’s exploration work focused on reconnaissance mapping and BLEG sampling, and the results of these assessments identified several gold and copper anomalies and prospects for follow-up evaluation.

Government Negotiations and Mining Convention

The joint venture’s recent Memorandum of Understanding with the government of Haiti will assist in concluding the Mining Convention and accelerate the advancement of prospects ready for drill evaluation. The MOU establishes procedures under which the parties agree to use good faith efforts to conclude the Mining Convention, and allows exploration drilling on certain projects while ratification of the Mining Convention is finalized. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure.

Australia and Asia-Pacific

Eurasian’s Australia and Asia-Pacific business unit’s first acquisition was the Koonenberry gold project, a new district-scale exploration opportunity located in New South Wales, Australia. Koonenberry is an important addition to the Eurasian portfolio given its excellent exploration potential in a highly prospective, and also highly competitive, region of the world. Additional exploration opportunities have been identified throughout the Australia and Asia-Pacific arena, and evaluations, license applications, and negotiations are currently underway for several properties. There are no known reserves on the Koonenberry property, and all of the proposed programs on the Koonenberry property are exploratory in nature.

Koonenberry Property

EMX acquired an additional exploration license in October, 2011 that increased the Koonenberry property package to fourteen contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover over 2,360 square kilometers of prospective ground that hosts gold occurrences and exploration targets along the length of the 100 kilometer Koonenberry gold belt.

A key EMX exploration objective at Koonenberry has been to identify the bedrock source(s) of gold nuggets and specimen gold found on the property. Last year, EMX’s reconnaissance sampling on the property yielded rock chip samples from mineralized bedrock (including occurrences of visible gold) that assayed 8.84 g/t, 8.71 g/t, 4.07 g/t, 1.13 g/t, 0.73 g/t and 0.56 g/t gold. These bedrock samples occur in the central portion of the property, as well as in the new license area. The central property area is also characterized by two 50 square kilometer gold-in-stream sediment anomalies identified from BLEG (Bulk Leach Extractable Gold) analyses.

The distribution of known gold occurrences, stream sediment gold anomalies, and mineralized rock samples are coincident with a prominent regional scale anticline identified by EMX's high resolution airborne geophysical survey that was completed early in 2011. Analysis and interpretation of the geophysical data, as well as geological mapping, outline numerous antiformal and related structural elements that are remarkably similar to the geologic environment hosting the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia.

The identification of outcrop exposures of gold mineralization, along with the substantial quantity of gold already found in eluvial materials and stream sediments, highlights Koonenberry’s strong exploration potential. The results from EMX’s project-wide exploration assessment have been used to select priority target areas for follow-up trenching, bedrock geochemical drilling and scout drill testing scheduled for early second quarter, 2012. Ongoing discussions continue with potential partners interested in the property.

North America

Eurasian’s property and royalty portfolio in North America, which is held through its wholly-owned subsidiary, Bronco Creek Explroation (“BCE”), is comprised of 22 exploration properties covering more than 39,000 hectares in Arizona, Nevada, and Wyoming. Six new projects acquired during the reporting period include Lomitas Negras, San Manuel, Buckhorn Creek, Cruiser Gold, Frasier Creek, and Hartman Wash. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and gold-silver vein targets. Drill programs were conducted at the Middle Mountain, Red Hills, Cathedral Well, Superior West, Yerington West, and Mesa Well projects, all of which were funded by Eurasian’s joint venture partners. Eurasian continues with ongoing evaluation of other projects in its property portfolio, and continues to identify and acquire new properties available for joint venture. There are no known reserves on any of Eurasian’s properties in North America, and all of the proposed programs on Eurasian’s properties in North America are exploratory in nature.

In April 2011, Eurasian entered into a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A., focused on copper exploration in the western United States. The agreement includes a regional exploration portfolio generation program managed by Eurasian and funded by Vale, with a minimum first-year expenditure of US$350,000. The regional program can be renewed on an annual basis by mutual agreement. In January of 2012, Vale informed BCE that it will fund a second year of exploration. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, as well as those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% interest by electing a project as a Designated Project and spending US$4.5 million in exploration expenditures over a four-year period. The Mesa Well and Copper Basin copper-molybdenum properties were elected by Vale as the first Designated Projects.

Eurasian now has ten joint ventures through BCE, seven of which are scheduled for drilling in 2012 with partner funding:

  Mesa Well joint venture with Vale;
  Copper Basin joint venture with Vale;
  Yerington West joint venture with Entrée Gold Inc.;
  Superior West joint venture with Freeport-McMoRan Mineral Properties;
  Middle Mountain and Red Hills joint ventures with GeoNovus Minerals Corp. and Inmet Mining Corp.; and
  Silver Bell West joint venture with GeoNovus.

The other joint ventures are with Golden Predator Corp. on the Mineral Hill property in Wyoming and Ashburton Ventures Inc. on the Cathedral Well and Richmond Mountain properties in Nevada.

Mesa Well Designated Project

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target acquired by BCE in 2006. Joint venture partner Vale elected Mesa Well as the first Designated Project upon execution of the Regional Acquisition Agreement in April, 2011. A four-hole, 2,151 meter drill program was completed earlier in 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper mineralization; assay results are pending. Permitting for a follow-up drill program is underway. EMX will be the operator of the Mesa Well Designated Project during the early stages of exploration.

Copper Basin Designated Project

The Copper Basin copper and molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, Arizona. The property contains numerous surface shows of copper mineralization and portions of the property were explored during the porphyry copper exploration boom of the 1960s and 1970s. Fifteen known drill holes were completed during this time period within a tightly confined, 500 by 1000 meter area with ready access. Most of the holes were shallow (i.e., less than 130 meters total depth), with Humble Oil and Refining Company completing five deeper holes. The historic drill results suggest the presence of a significant porphyry system.

Joint venture partner Vale elected the Copper Basin property as the second Designated Project in September, 2011, and approved an initial US$550,000 budget. Reconnaissance geological mapping and geochemical sampling, as well as a 432 line/kilometer ZTEM geophysical survey, have recently been completed, and EMX has identified several new drill targets outside of the confined area of historic drill testing. Permitting is underway for a drill program scheduled to commence in the third quarter of 2012. Eurasian will be the operator during the early stages of exploration.

Superior West JV Property

The Superior West joint venture property is located west of the historic mining town of Superior, Arizona. The Superior West property covers several porphyry copper and copper vein-manto targets lying beneath younger cover rocks. Joint venture partner Freeport completed a magnetotelluric geophysical survey over the property to delineate drill targets and permitted three drill sites. Freeport’s initial drill program is currently underway.

Yerington West JV Property

The Yerington West joint venture property (also known as the Roulette property) is located in the Yerington mining district of west-central Nevada. In 2007, Eurasian geologists identified an additional porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. JV partner Entrée funded additional geochemical and geophysical work, as well as a review of available historic exploration results, to refine and prioritize drill site locations. Four holes were drilled in 2010, with one drill hole successfully reaching the target depths below 350 to 500 meters of post-mineral cover and intersecting 120 meters of porphyry-style mineralization with quartz-sulfide veining and visible chalcopyrite. A 20.7 -meter intercept (interpreted as true width in porphyry style mineralization) averaged 0.14% copper. A follow-up drill program scheduled for 2011, was deferred to 2012. The drill program is now underway.

Middle Mountain JV Property

The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target identified by BCE geologists in 2006. Joint venture partner GeoNovus, through funding from Inmet, completed an IP geophysical survey consisting of 14.4 line/kilometers and a 1,600-meter drill test within two previously identified target areas. Hole MM-24 encountered 78 meters of quartz-sericite-pyrite alteration starting at a depth of 71 meters. The IP survey highlighted two new target areas for follow-up work. Subsequent to year-end 2011, JV partner Inmet and GeoNovus informed Eurasian that they will continue advancing the project. A follow-up drill program is underway.

Red Hills JV Property

The Red Hills project, located in central Arizona, is a porphyry copper-molybdenum target adjacent to known copper mineralization and along the projection of a porphyry dike swarm. Joint venture partner GeoNovus, through funding from Inmet, completed an IP geophysical survey consisting of 24.3 line/kilometers and a 601-meter drill test within a previously identified target area in the eastern portion of the property. The hole encountered weak porphyry style quartz-sericite-pyrite and chlorite-hematite alteration. Subsequent to year-end, JV partner Inmet and GeoNovus informed Eurasian that they will continue advancing the project with a drill program on the western portion of the property.

Cathedral Well JV Property

The Cathedral Well project occurs within the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts several sediment-hosted gold targets identified by Eurasian through geologic mapping and soil geochemistry. In the first quarter of 2011, former joint venture partner Eldorado Gold Corp. completed a 1,426-meter, six-hole drill program to test for the extension of known gold mineralization under younger gravels. Four of the six holes reached the targeted depths, and encountered weakly altered host rocks. As a result of completing the initial drill program, Eldorado fulfilled its commitments to earn a 0.5% NSR royalty on the project by spending a total of US$785,373 in exploration costs and a cash payment of $133,916 to Eurasian. Eldorado terminated its joint venture interest in the project, while retaining the 0.5% NSR royalty interest. The property reverted to Eurasian, and Eurasian subsequently executed an option agreement with Ashburton Ventures Inc.

Other Work Conducted by Eurasian in North America

Eurasian expanded the land positions at the adjacent Bullion Creek and Red Picacho properties, located in central Arizona, by staking an additional 1,257 hectares. The target is an epithermal gold system hosted within intensely pyrite-altered Tertiary volcanic and older basement rocks. Geologic mapping and stream sediment (BLEG) sampling programs led to the recognition of a highly altered zone in an area of roughly two by five kilometers containing anomalous gold mineralization. Rock chip sampling verified a local bedrock source of gold mineralization seen in the stream sediments. In January 2012, Eurasian conducted a soil sampling program over both properties to aid in delineation of drill targets.

At the Richmond Mountain property, Eurasian re-evaluated previous exploration results, including soil sampling, a CSAMT/NSAMT geophysical survey, and drilling that was funded by Eldorado Gold. The project reverted to Eurasian in 2011. Subsequent to year-end, EMX executed an option agreement with Ashburton to further explore the project. Ashburton is currently planning a trenching and drill program to follow-up on Eldorado’s earlier work.

Eurasian acquired two new Nevada gold projects, Cruiser Gold and Frasier Creek, and three new Arizona copper projects, Lomitas Negras, Buckhorn Creek and San Manuel through claim staking and application for State Exploration permits. The Cruiser Gold project is a volcanic- and sediment-hosted gold target within a Tertiary caldera margin and consists of 1,763 hectares. The Frasier Creek property covers 1,641 hectares and contains sediment-hosted gold and porphyry copper targets.

The Lomitas Negras, Buckhorn Creek and San Manuel properties are porphyry copper-molybdenum targets located in south-central Arizona. All work on Lomitas Negras is funded by Vale, and subsequent to year-end, EMX applied for 47 additional Arizona State Exploration Permits, totaling 11,600 hectares and completed a 680-line/kilometer ZTEM geophysical survey. At San Manuel, EMX reviewed and evaluated historic data covering the property. Buckhorn Creek is an untested porphyry copper-molybdenum target and was acquired subsequent to year-end.

Elsewhere, EMX continued with land acquisition, claim maintenance, and field evaluation of properties in its portfolio. At Silver Bell West, JV partner GeoNovus is evaluating target areas for a geophysical survey and drill testing later in 2012. Golden Predator is evaluating the Mineral Hill property for possible further work.

Other EMX activities included continuation of a generative copper program in the western U.S. and reconnaissance of generative gold exploration targets in northern Nevada. A recent development is the establishment of a regional exploration program and the staking of the Moran Dome property located in Alaska’s Tintina Gold Belt.

Sweden

Eurasian’s portfolio in Sweden includes a variety of porphyry copper and IOCG exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization. Eurasian’s Swedish subsidiary has consolidated a property portfolio totaling over 900 square kilometers of exploration permits, and entered into a Strategic Alliance and Earn-In Agreement with Antofagasta S.A., the mining division of Antofagasta Plc, a Chilean-based mining company. The agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and assigns Eurasian’s Kiruna South and Norrmyran copper properties as Designated Projects.

Eurasian and Antofagasta are working together on generative programs to identify prospective copper exploration targets throughout Sweden. Properties with high exploration potential are nominated by Eurasian for Antofagasta’s consideration as “Designated Projects”. Antofagasta can choose to accept the “Designated Project” status for a property by entering into a Joint Venture Earn-in Agreement with rights to earn up to 70% of the project. If a property is declined as a Designated Project, Eurasian is free to advance that property on its own terms with no further obligation to Antofagasta.

In support of the alliance activities, Antofagasta is funding at least US$250,000 annually toward generative efforts for a two-year period (2011-2012), which may be extended by mutual agreement.

There are no known reserves on any of Eurasian’s properties in Sweden, and all of the proposed programs on Eurasian’s properties in Sweden are exploratory in nature.

Kiruna South Designated Project

Antofagasta selected the “Kiruna South Properties” as the first Designated Project under the alliance. These properties are located in the Kiruna iron-copper-gold metallogenic province of northern Sweden, and include Eurasian’s Pikkujärvi, Puoltsa, Kalixfors, and Saivo exploration permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi permit. Coincident geophysical and geochemical anomalies persist for approximately four kilometers along strike; these areas have not yet been drill-tested. In addition, several untested copper-molybdenum-gold geochemical anomalies, as well as porphyry copper targets are located elsewhere in the Kiruna South Properties.

The initial focus for the Kiruna South Designated Project has been on intense alteration and copper-gold mineralization that was intersected in a shallow 80-meter hole drilled by Swedish Geological AB (a state-owned exploration service company) in the mid-1980s at the Sakkek prospect. The hole was drilled along the margin of a prominent 1.5 by 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains intense potassium-silicate alteration and copper and gold mineralization.

Eurasian concluded a shallow, 1,727 meter geochemical sampling campaign through glacial till in the Sakkek area that identified several new zones of copper anomalism and copper mineralization within the geophysical anomaly. Follow-up diamond drill tests were underway in the first quarter of 2012, with assay results pending.

At the Pikkujärvi IOCG prospect, follow-up exploration was conducted on a zone of historic drill-defined copper and gold mineralization. This work included helicopter supported field assessment that identified copper geochemical anomalies at the contact between intrusive granite and a greenstone sequence, along strike approximately three kilometers southwest from the Sierkavare copper deposit.

A deep till geochemical sampling campaign at the Sakkek and Pikkujärvi prospects commenced in December, 2011, and was underway through the first quarter of 2012. Assay results are pending.

Norrmyran Designated Project

Norrmyran was selected by Antofagasta as the second Designated Project in Sweden, and consists of Eurasian's Norrmyran exploration permits in Västerbotten County, northern Sweden. The exploration permits cover an area of 126 square kilometers in the productive Skellefte Mineral Belt of volcanogenic massive copper-zinc sulphide and porphyry copper mineralization. Eurasian’s work on the property includes outcrop and boulder mapping of geology, alteration, and copper-gold mineralization, as well as the assessment of geological, geochemical, and geophysical databases included in the acquisition of the Phelps Dodge Exploration Sweden AB assets from Freeport-McMoRan Exploration Corporation in 2010. Eurasian has identified a porphyry copper target area beneath glacial cover at Norrmyran that will be tested with a program of diamond drilling planned for spring 2012.

Other Eurasian Property Interests in Sweden

Eurasian has continued to acquire and advance other exploration properties throughout Sweden. Compilation of historic data from the Storåsen copper-gold-PGE property in central Sweden has led to the identification of multiple exploration targets. The Storåsen property will be advanced outside of the Eurasian-Antofagasta alliance.

In addition to exploration permits in Sweden, Eurasian also holds royalty interests in the Viscaria and Adak properties that were acquired in the purchase of Phelps Dodge Exploration Sweden AB.

Serbian Royalty Properties

Eurasian has net smelter return royalties varying from 1-2% over certain properties held by Reservoir Minerals Inc. (“Reservoir”) of Vancouver, British Columbia. Eurasian’s Serbian properties were sold to a predecessor in title to Reservoir in 2006 for cash, NSR royalties, work commitments, and other considerations.

Kyrgyz Republic & Central Asia

Eurasian has concentrated its exploration work on the Gezart license in the Kyrgyz Republic’s Southern Tien Shan mineral belt. The Gezart property hosts multiple styles of gold mineralization over an extensive area aligned along the regional scale, northeast-trending Abshir structural zone. Eurasian has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn styles of gold mineralization provide additional exploration potential. EMX fulfilled its 2011 work commitments, including a ten-hole, 2,375 meter diamond drilling campaign, and has applied for a license extension. The Company is carrying on discussions with parties interested in the Gezart property, while evaluating opportunities elsewhere in Central Asia.

DESCRIPTION OF CAPITAL STRUCTURE

Eurasian’s authorized capital consists of two classes of equity securities: an unlimited number of Common Shares, and an unlimited number of preferred shares without par value.

As of April 26, 2012, Eurasian had 53,116,200 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of Eurasian’s assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Eurasian. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled, upon liquidation, to receive such portion of the assets of Eurasian as may remain for distribution to them.

DIVIDENDS

Eurasian has not, since its incorporation, paid any dividends on any of its Common Shares. Eurasian has no present intention to pay dividends, but Eurasian’s Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “General Description of the Business – Risk Factors”. The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares of Eurasian are traded in Canada on the TSX-V under the symbol EMX and since January 2012, in the United States on the NYSE Amex under the symbol EMXX.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High	Low	Volume
January 2011	$3.88	$2.88	2,312,700
February 2011	$3.46	$3.12	812,900
March 2011	$3.46	$2.87	1,680,300
April 2011	$3.57	$3.03	1,967,200
May 2011	$3.16	$2.61	1,384,000
June 2011	$2.88	$2.35	833,700
July 2011	$2.85	$2.58	980,200
August 2011	$2.85	$2.36	1,003,800
September 2011	$2.86	$2.16	824,000
October 2011	$2.38	$1.66	2,579,400
November 2011	$2.49	$2.07	738,200
December 2011	$2.25	$1.81	579,200

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director, executive officer and other senior member of management of the Company, and the principal business or occupation in which each such director, executive officer or other senior member of management has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director

David M. Cole (5) (6)	President and CEO of Eurasian	President and CEO
Colorado
United States of America		Director September 29 to October 3, 2003 and since November 24, 2003

M. Stephen Enders (6)	Executive Chairman of the Board of Directors of Eurasian,	Executive Chairman
Colorado	since May 7, 2010.
United States of America		Director
	Director of Renaissance Resource Partners (private	since May 19, 2009
company providing consulting services to resource
companies), February 2009 to present.

Senior Vice President of Newmont, September 2003 to
January 2009.

Michael D. Winn (2)(3)(4)(5)(6)	President of Terrasearch Inc. (private consulting company	Director September 29 to
California	providing analysis of mining and energy companies).	October 3, 2003 and since
United States of America	January 1997 to present.	November 24 , 2003

President, director and sole shareholder of Seabord Services
Corp. (private management company providing
administrative services to EMX and other issuers), January
23, 2007 to present.

CEO and Director of Iron Creek Capital Corp. (mining
company), April 14, 2008 to present.

Director of various public companies.

Brian E. Bayley (2) (3) (4)	Resource Lending Advisor to Sprott Resource Lending	Director
British Columbia	Corp. (formerly Quest Capital.; publicly traded (TSX and	since May 13, 1996
Canada	NYSE-Amex) lending company to resource issuers). Also
previously held the following positions with Quest Capital
Corp: Co-Chairman, President and CEO.

President of Ionic Management Corp. (private management
company).

Director and officer of various public companies.

George K. C. Lim (2) (3)(4)	Chief Financial Officer of Dundarave Resources Inc.	Director
British Columbia	(publicly traded (TSX-V) mineral exploration company).	since August 28, 2008
Canada
Interim Chief Financial Officer of Artha Resources
Corporation (publicly traded (TSX-V) mineral exploration
company).

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director

Brian K. Levet (2)	Retired, January 2011 to present.	Director
Western Australia		since March 18, 2011
Australia	Formerly held various executive and management positions
at Newmont, 1983 to December 2010.

Christina Cepeliauskas (5)	Chief Financial Officer of	Chief Financial Officer
British Columbia	• Eurasian, September 18, 2008 to present;
Canada	• Atico Mining Corporation (publicly traded (TSX-
V) mineral exploration company), May 2011 to
present,
• Reservoir Capital Corp. (publicly traded (TSX-V)
hydroelectric power company), May 2009 to
present, and
• Reservoir Minerals Inc. (publicly traded (TSX-V)
mineral exploration company), October 2011 to
present.

Employee of Seabord Services Corp. (private management
company providing administrative services to EMX and
other issuers), since September 2008.

Formerly Chief Financial Officer of
• Aura Minerals Inc. (publicly traded (TSX)
mineral exploration company), September 2007
to May 2008, and
• Yukon Zinc Corporation (private zinc mining
company), March 2007 to May 2008.

Paul H. Zink	President of Eurasian Capital, July 2010 to present.	President, Eurasian Capital
Colorado
United States of America	Formerly
• Mining Consultant, March 2010 to June 2010,
• President of International Royalty Corporation
(publicly traded (TSX) royalty company), March
2008 to February 2010,
• Retired, September 2007 to March 2008, and
• Director of Complex Underwriting of Republic
Financial Corporation (private investment
company), August 2000 to September 2007.

Valerie A. Barlow	Corporate Secretary of	Corporate Secretary
British Columbia	• Eurasian, January 24, 2011 to present, and
Canada	• Sundance Minerals Ltd. (mineral exploration
company), September 15, 2011 to present.

Employee of Seabord Services Corp. (private management
company providing administrative services to EMX and
other issuers), since August 9, 2010.

Formerly
• Acting Corporate Secretary of Sierra Geothermal
Power Corp. (formerly publicly traded (TSX-V)
geothermal power company), September 2009 to
August 2010;
• Corporate Secretary of China Gold International
Resources Corp. Ltd. (publicly traded (TSX) gold
mining company), May 2009 to September 2009;
• Assistant Corporate Secretary of China Gold, May
2008 to May 2009; and
• Corporate Administrator of China Gold; April 2005 to
May 2008.

1.	The information as to country of residence and principal occupation has been furnished by the respective directors, officers and other members of senior management individually.

2.	Member of the Audit Committee.

3.	Member of the Compensation and Benefits Committee.

4.	Member of the Corporate Governance Committee.

5.	Member of Disclosure Committee.

6.	Member of Investment Committee.

Each director’s term of office expires at the next annual general meeting of Eurasian’s shareholders.

Shareholdings of Directors and Senior Officers

As at April 20, 2012, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 2,057,415 Common Shares representing approximately 3.88% of the outstanding Common Shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Eurasian are, or within the last 10 years have been:

(i)

a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii)

bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii)	subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

(iv)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a)

British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

(b)

BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley has been a director since December 14, 1999 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

3.

Brian E. Bayley was a director from November 28, 2001 to June 17, 2008 of Etrion Corporation (TSX listed) and a director and officer from January 1997 to January 2005 of Quest Ventures Ltd. (private company) which companies became subject to an order issued on February 27, 2002 by the BCSC respecting a private placement of Etrion’s securities to Quest preventing the further use of certain exemptions under the Securities Act (British Columbia) until Etrion’s shareholders approved the placement. Such approval was obtained on May 23, 2002 and the BCSC reinstated the availability of the exemptions for both companies shortly thereafter.

Conflicts of Interest

Directors and officers of Eurasian may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Description of the Business – Risk Factors” for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, is provided in Schedule A and Schedule B to this Annual Information Form.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Eurasian is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of Eurasian, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Eurasian’s outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Eurasian or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under NI 51-102 are contracts, other than contracts entered into in the ordinary course of the Company’s business that are material to the Company. The following is a list of material contracts entered into since April 1, 2011 and material contracts entered into prior to April 1, 2011 that remain in effect.

1.

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.

2.

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.

3.

Services Agreement dated January 1, 2012 between the Company and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia in respect of Seabord providing various consulting, administrative, accounting, corporate records, reception, management and related services for a fee of $39,800 per month. Seabord is wholly-owned by Michael D. Winn, a director of the Company. He is also the President and sole director of Seabord.

4.	Listing Agreement dated January 3, 2012 with the TSX-V, pursuant to which the Common Shares are listed and traded on the TSX-V.

5.	Listing Agreement dated January 17, 2012 with the NYSE-Amex, pursuant to which the Common Shares are listed and traded on the NYSE-Amex.

6.	Agreement and Plan of Merger dated February 7, 2012 among the Company, EMX (Utah) Corp. and Bullion Monarch Mining, Inc.

7.	Option Agreement between Çolakoglu Ticari Yatirim A.S, EBX Madencilik A.S. and Eurasian Minerals Cooperatief U.A., Dharana B.V. relating to the Sisorta Project dated April 3, 2012.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Accountants

Independent Auditors, Audit Report dated April 26, 2012 for the consolidated financial statements as at December 31, 2011, March 31, 2011 and April 1, 2010 and the nine month period ended December 31, 2011 and the year ended March 31, 2011.

Name	Description
John E. Dreier, Ph.D, CPG 11190	Technical Report Author; Report dated November 1, 2011 and titled Akarca Gold-Silver Project Technical Report, Turkey
Simon Meldrum, BSc. (Hons)(Geo), MemSEG, MemAIG	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Andrew J. Vigar, Mining Associates Pty. Ltd.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Gary H. Giroux, P.Eng, MASc.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey

Interests of Experts

Davidson & Company LLP have advised the Company that they are independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year, all of which are filed on SEDAR. See Schedule A for the particulars of the Audit Committee’s charter and related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A - AUDIT COMMITTEE CHARTER

I.           MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.          STRUCTURE AND OPERATIONS

A.          Composition

The Committee shall be comprised of a majority of three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.          Qualifications

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be:

1.

Financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

2.	An “audit committee financial expert” (as such term is defined under applicable U.S. Rules).

C.          Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.          Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.          Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.          Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.         DUTIES

A.          Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.          Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) .

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) .	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) .	Require the Auditor to report directly to the Committee.

4) .	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) .

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) .	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) .

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

	(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

	(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8) .

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9) .

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10) .	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11) .

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12).	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

	a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13) .

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14) .

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15) .

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16) .	Review and approve related party transactions if required under applicable U.S. Rules.

Manner of Carrying Out its Mandate

17) .

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18) .	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19) .	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal counsel, and accounting or other consultants to advise the Committee.

20) .	Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

21) .	Make periodic reports to the Board as is necessary or required.

22) .	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23) .	Annually review the Committee’s own performance.

24) .	Provide an open avenue of communication between the Auditor and the Board.

25) .

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.          Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.          Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter, as amended, was approved by the Board of Directors on April 19, 2012.

SCHEDULE B - AUDIT COMMITTEE MATTERS

Overview

The Audit Committee of the Board is principally responsible for recommending to the Board the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor.
  overseeing the work of the external auditor.
  reviewing the Company’s annual and interim financial statements, Management Discussion & Analysis (MD&A) and press releases regarding earnings before they are reviewed and approved by the Board and publicly disseminated by the Company.
  reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless it was a ‘Venture Issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Company was a ‘Venture Issuer’ (its securities were listed on the TSX Venture Exchange, but were not listed or quoted on any other exchange or market) as of the end of its last financial year it is exempt from this requirement. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company. The Audit Committee complies with these requirements.

The following table sets out the names of the members of the Audit Committee and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Brian E. Bayley	Yes	Yes
George K. C. Lim (Chairman)	Yes	Yes
Michael D. Winn	No	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board reasonably interfere with the exercise of a member’s independent judgment.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Company is currently in the process of arranging for a suitable independent director to assume Mr. Winn’s position on the Audit Committee.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Company to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Brian E. Bayley	B.A. (Hon) – 1977 University of Victoria Victoria, BC M.B.A. – 1979 Queen’s University Kingston, ON

Director and officer of numerous publicly traded companies (1986 – present), including Sprott Resource Lending Corp. (publicly traded natural resource lending company), and investor in numerous publicly traded companies during which time and as a result of such investments has reviewed and analyzed numerous financial statements.

George K. C. Lim	Member of Institute of Chartered Accountants of B.C. – 1985 Member of Certified General Accountants of B.C. - 1985

CFO of various publicly traded companies and has worked in the mining industry since 1999. Prior to that was in public practice for 24 years. Also worked with Audit Committees and Boards of Directors on matters relating to audits for numerous years.

Name of Member	Education	Experience
Michael D. Winn	Graduate course work in accounting and finance BSc – Geology University of Southern California

Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1991. He is also a director and officer of several publicly traded companies. Mr. Winn has the business expertise to understand and evaluate financial statements, and the accounting principles applied to natural resource companies financial statements.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Company’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Company will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

o

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the audit committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the audit committee prior to the completion of that year’s audit);

o

the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110 (which exempts a replacement member of the Audit Committee from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the vacancy filled by the member was created, if the vacancy resulted from the death, disability or resignation of an audit committee member; or

o	an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Since the Company was a Venture Issuer of the end of its last financial year, it did not need to rely on the exemption for non-Venture Issuers in section 3.4 (Events Outside Control of Member) of NI 52-110 (which, if a member of the Audit Committee ceases to be independent for reasons beyond the member’s reasonable control, exempts the member from being independent until the later of the next annual general meeting of shareholders or the six month anniversary of the date on which the member ceased to be independent) in respect of Michael Winn who ceased to be eligible to be a member of the Audit Committee when the Common Shares were listed on the NYSE Amex on January 30, 2012. The Board is currently in the process of arranging for a suitable independent director to assume Mr. Winn’s position on the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section III.B “Powers and Responsibilities – Performance & Completion by Auditor of its Work” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
December 31, 2011	150,000	35,000	Nil	Nil
March 31, 2011	151,470	23,970	Nil	Nil

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice, and tax planning. These services involved the preparation of the Company’s corporate tax returns.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding

Audit Committee Composition & Reporting Obligations

Since the Company was a Venture Issuer as of the end of its last financial year, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110.